Mail Stop 3561

November 2, 2006

Via U.S. Mail

Blair Law, President
Acting Scout, Inc.
PH1-989 Beatty Street
Vancouver, BC V6M 1V7
CANADA

Re: Acting Scout, Inc.
       Registration Statement on Form SB-2
       Filed October 6, 2006
       File No. 333-137888

Dear Mr. Law,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. Please add the following to the front of your registration statement, "if any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box," and check the box.

Front Cover

2. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Cover Page

3. We note your disclosure that the shares offered on a self-underwritten basis will be sold at $.05 per share until quoted on the over the counter bulletin board and thereafter at the last sale price of your common stock. The self-underwritten offering should be at a fixed price. Please revise throughout.

4. We note the disclosure at page 5 that the offering may be extended for 90 days. On the cover page, indicate if there may be extensions of the offering and, if so, the duration of such extensions. Similarly revise your disclosure under "Offering Period," at page 13.

Outside Back Cover Page

5. Please move the dealer prospectus delivery obligation language to the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-B. Please revise or advise.

Summary of Prospectus, page 4

6. Please delete the second sentence of your introductory paragraph. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus.

Our Business, page 4

7. Because you are a web-based business, please disclose your website address in the summary.

8. Please revise to provide a brief summary of how you plan to earn revenue. We note your disclosure on page 30.

Financial Summary Information, page 4

9. Provide an income statement data line item for your "net loss per share."

The Offering, page 5

10. For the Securities being offered, please revise to indicate that 3,000,000 shares are being offered by the selling shareholder, rather than "our President."

Risk Factors, page 6

11. Please add risk factors to discuss the following risks: you may not receive enough proceeds to cover the expenses of the offering; you may not have enough funds to implement your business plan; and you may not be able to absorb the costs of being a public company.

Sales by Selling Shareholder, page 15

12. We note your disclosure that the selling shareholder shares will be sold at a fixed price of $.05, but we also note disclosure that the sales price may be at the market price prevailing at the time of sale. Please advise and revise for consistency, if necessary.

Directors and Officers, page 20

13. We believe that the amount of any salary you intend to pay or the number or shares or options that you intend to grant in the next twelve months, if any, would be material to an investment decision. Accordingly, we suggest you include that information in the next filing, if applicable. If there has been no executive compensation, please make that clear. Refer to Item 402 of Regulation S-B.

Interest of Named Experts and Counsel, page 23
Legal Matters, page 23

14. Please revise to state that counsel will give an opinion on the validity of the securities being registered.

Description of Business, page 24

15. Please revise this section to eliminate marketing language, which we believe is inappropriate in a disclosure document. See, for example, your statements on page 24, "We exercise resourcefulness in satisfying out client's needs and adding value to each of our relationships"; "The database is a convenient and effective approach…" and "The Acting Scout website is an innovate service…" We also

note your statement on page 25 that "actors are provided with worldwide exposure on a casting site" and that "Website layout will be developed to ensure optimal user usability and navigation."

16. Please refer to the last paragraph. Please revise to describe what you mean by "inherent weaknesses."

Website Overview, page 25
View Interest Level, page 25

17. Please explain how the View Interest Level can be viewed as "unique" when you have only recently begun operations. Also, we suggest replacing "unique" with another adjective or support its usage to us on a supplemental basis.

Future Products, page 25

18. We note you will expand your target market to include Australian and European Markets. Please revise to describe your plans for expansion including why you have selected these markets.

19. For the mentioned future products, please provide a timeline and the costs and possible financing available for implementing future products.

Industry Overview and Market Size, page 26

20. We note your statement in the first paragraph that the "explosive growth in the film and television industry has given rise to a new category of employment: the con artist who plays the role of the talent agent." Please revise to describe what you mean by this statement and how it relates to your industry.

21. Please tell us your basis of estimating the population of actors disclosed in the table.

Competitive Overview, page 27

22. We note your third paragraph that you have "several features that will attract and retain membership." Please revise to clarify whether your competitors have similar features. If so, please revise to describe how the features you list differ and why you believe your features contribute to attracting and retaining membership.

23. Please discuss your competitive position in the industry. Refer to Item 101(b)(4) of Regulation S-B.

Management's Discussion and Analysis or Plan of Operation
Overview, page 30

24. See the first paragraph. We note you plan to generate revenue from the sale of memberships. Please expand to describe the source of your memberships, as you further disclose under "Results of Operations – Revenues" that you hope to attract 5,000 members in 2007, 20,000 members in 2008, and 40,000 members in 2009. In this regard, it is unclear as to whether both the actors and casting directors will each have to become paid members to source or access the data contained in your website.

25. Considering your response to the previous comment, please revise your business section to clarify.

26. In addition, please describe the basis for your hopes to attract 5,000 members in 2007, 20,000 members in 2008 and 40,000 members in 2009. In addition, address the costs that may be associated with attracting these members.

27. Please revise to update the current status of your membership. From your website, it appears that you already have members. Also, please specify how many members are actors, and how many are casting directors, if applicable.

28. Please consider providing a section for Critical Accounting Policies, which includes revenue recognition and web-site development costs. For guidance, refer to SAB Topic 101, "Revenue Recognition," and EITF Issue No. 00-2 "Accounting for Web Site Development Costs." We suggest you also expand Note 2 to your audited financial statements to include accounting policies with respect to these two areas as they become applicable.

Liquidity and Capital Resources, page 31

29. See the first paragraph. Disclose the repayment terms of the monies advanced to you by Mr. Law. Also disclose whether or not Mr. Law is obligated to continue to advance monies to you or fund your operations, and whether he has made any commitments to do so in the future.

30. We note the third paragraph that you will hire one person for customer service once the level of customers is "sufficient." Please describe what you mean by sufficient and how much you expect it will cost.

31. Elsewhere you indicate that you need $150,000 for the next 12 months. Please explain here your plans if only $150,000 is raised through this offering.

Plan of Operation, page 31

32. We note milestone 3 on page 32. Please revise to describe what you mean by "mail outs."

Description of Property, page 33

33. Please disclose in this section whether you have a written agreement for use of the office space provided by your President. In addition, please revise this section to clearly describe the property that you currently use, including the type and the amount of space you occupy and the fair market value of that space. Please refer to Item 102 of Regulation S-B.

34. We note your disclosure that many independent contractors will work from home. Please provide a timeline for hiring these independent contractors and costs associated with hiring them and how the hiring will be financed.

Financial Statements
Balance Sheet, page F-2

35. In the equity section description, please clarify that you have "no" or "-0-" shares of preferred stock issued and outstanding. Your use of the word "nil" implies that there are little or some preferred shares issued and outstanding.

36. It appears you inadvertently omitted footnote 5 or either mislabeled the numbering of your income tax footnote. Please revise as necessary.

Note 6. Income Taxes, page F-9

37. Tell us and clarify in the filing how you calculated your "net operating losses" in the amount of $8,300, which differs from the income statement net loss of $9,040.

Part II
Recent Sales of Unregistered Securities, page 35

38. Please revise to provide a brief discussion of the factual basis for the exemption.

Undertakings, page 36

> 39. Please revise to provide the undertaking in Item 512(a)(4) of Regulation S-B.
>
> 40. Please revise to include all of the undertaking in Item 512(e) of Regulation S-B.

Other

> 41. Please consider the financial statement updating requirements set forth in Item 310(g) of Regulation S-B. In this regard, please provide updated interim financial statements and related financial information (such as Summary Financial Information and MD&A) in the next amendment.
>
> 42. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Penny O. Green, Esq.
        Bacchus Law Group
        via facsimile: (604) 408-5177